SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)
(RULE 13D-102)
Under the Securities Exchange Act of 1934

Immunosyn Corporation
(Name of Issuer) Common Stock, par value $0.0001 per share
(Title of Class of Securities) 452530 10 1 (CUSIP Number)

James T. Miceli 10815 Rancho Bernardo Road Suite 101 San Diego, California 92127 (858) 200-2320
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) October 24, 2007 through December 14, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d–1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)
(Page 1 of 10 Pages)

1.	NAME OF REPORTING PERSONS: James T. Miceli IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): ____________
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,073,137
	8.	SHARED VOTING POWER 85,634,180*
	9.	SOLE DISPOSITIVE POWER 1,073,137
	10.	SHARED DISPOSITIVE POWER 85,634,180*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,880,427.5* (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.34%
14.	TYPE OF REPORTING PERSON IN
*See Item 5 hereof.
(1) Does not include 12,710,000 shares held by the Reporting Person's wife as to which shares the Reporting Person disclaims beneficial ownership.

(Page 2 of 10 Pages)

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 3 to Schedule 13D (this “Amended Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Immunosyn Corporation, a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 10815 Rancho Bernardo Road, Suite 101, San Diego, California 92127.

ITEM 2. IDENTITY AND BACKGROUND

This Amended Schedule 13D is filed by James T. Miceli (“Miceli”), the reporting person (the “Reporting Person”).  Exhibit A to the original filing hereof (previously filed) also sets forth the name, business address, present principal occupation and other information with respect to the Reporting Person.  The business address of the Reporting Person recently changed to 10815 Rancho Bernardo Road, Suite 101, San Diego, California 92127 but the other information on Exhibit A to the original filing hereof remains the same.

The Reporting Person is the beneficial owner of 91,880,428 shares of Common Stock of the Issuer.  Such shares are held individually or through the entities described in Item 3.  Except as described in Item 3, there is no agreement or arrangement by Miceli with others with respect to the voting or disposition of any securities of the Issuer beneficially owned by Miceli.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person is the owner of Cuxhaven Holdings Ltd., a British Virgin Islands company (“Cuxhaven”).  Mr. Lynn Booker has nominal control over the voting and disposition of the Common Stock of the Issuer owned by Cuxhanve, subject to the interests of  it owner, Miceli.

On November 13, 2007, Cuxhaven transferred title to and distributed 500,000 shares of Common Stock of the Issuer owned by it to Miceli, its beneficial owner, and 12,710,000 shares of Common Stock of the Issuer owned by it to Dona Miceli, Miceli’s wife, for no consideration. As a result, Cuxhaven no longer owns any shares of Common Stock of the Issuer. Miceli disclaims beneficial ownership of the shares held by his wife and this Amended Schedule 13D shall not be deemed an admission that Miceli is the beneficial owner of his wife’s shares for purposes of Section 16 or any other purpose.

Miceli is the indirect beneficial owner of 2,000,000 shares of Common Stock of the Issuer held by each of the Kaitlyn Miceli Trust, the Ryan Miceli Trust and the Steven Miceli Trust through his role as trustee of such trusts.

Miceli is the beneficial owner of an aggregate of 138,000 shares of Common Stock of the Issuer held in his personal 401(k) plan account.  Miceli purchased such shares through the 401(k) plan account as follows:

-10,000 shares of Common Stock of the Issuer on July 7, 2009 for $.07 per share or $700 in the aggregate;
-21,500 shares of Common Stock of the Issuer on July 8, 2009 for $.08 per share or $1,720 in the aggregate;
-15,000 shares of Common Stock of the Issuer on July 8, 2009 for $.09 per share or $1,350 in the aggregate;
-10,000 shares of Common Stock of the Issuer on July 13, 2009 for $.08 per share or $800 in the aggregate;
-10,000 shares of Common Stock of the Issuer on July 14, 2009 for $.095 per share or $950 in the aggregate;
-10,000 shares of Common Stock of the Issuer on July 14, 2009 for $.09 per share or $900 in the aggregate;
-51,500 shares of Common Stock of the Issuer on July 15, 2009 for $.09 per share or $4,635 in the aggregate; and
-10,000 shares of Common Stock of the Issuer on July 15, 2009 for $.095 per share or $950 in the aggregate.

(Page 3 of 10 Pages)

Miceli is the beneficial owner of an aggregate of 435,137 shares of Common Stock of the Issuer held in his Individual Retirement Account.  Miceli purchased such shares through his Individual Retirement Account as follows:

-50,000 shares of Common Stock of the Issuer on June 30, 2009 for $.07 per share or $3,500 in the aggregate;
-2,857 shares of Common Stock of the Issuer on July 6, 2009 for $.06 per share or $171.42 in the aggregate;
-10,000 shares of Common Stock of the Issuer on July 10, 2009 for $.09 per share or $900 in the aggregate;
-30,000 shares of Common Stock of the Issuer on July 14, 2009 for $.09 per share or $2,700 in the aggregate;
-12,780 shares of Common Stock of the Issuer on July 20, 2009 for $.08 per share or $1,022.40 in the aggregate;
-50,000 shares of Common Stock of the Issuer on July 22, 2009 for $.08 per share or $4,000 in the aggregate;
-2,500 shares of Common Stock of the Issuer on July 22, 2009 for $.07 per share or $175 in the aggregate;
-50,000 shares of Common Stock of the Issuer on July 27, 2009 for $.07 per share or $3,500 in the aggregate;
-50,000 shares of Common Stock of the Issuer on July 28, 2009 for $.07 per share or $3,500 in the aggregate;
-77,000 shares of Common Stock of the Issuer on August 26, 2009 for $.06 per share or $4,620 in the aggregate; and
-100,000 shares of Common Stock of the Issuer on August 31, 2009 for $.05 per share or $5,000 in the aggregate.

The Reporting Person is a 50% owner of Argyll Equities, LLC, a Texas limited liability company (“Argyll Equities”).  Argyll Equities is jointly controlled by its members, Miceli and Douglas McClain, Jr., and there is no agreement or arrangement among the two members of Argyll Equities with respect to the voting or disposition of any securities of the Issuer owned by Argyll Equities.

Argyll Equities disposed of 574,677 shares of Common Stock of the Issuer to a third party for approximately $2,384,909.50 (or $4.15 per share) in deemed value in a privately negotiated transaction on or about June 16, 2008 and effective as of September 17, 2008 which was in partial settlement of certain unrelated litigation.  Argyll retired 2,950,000 shares of Common Stock of the Issuer to the treasury of the Issuer for no consideration effective December 14, 2009 in partial settlement of certain unrelated litigation.  Argyll Equities continues to own 11,758,287 shares of Common Stock of the Issuer.

The Reporting Person is a 50% owner of Argyll Biotechnologies, LLC, a Delaware limited liability company (“Argyll Biotech”).  Argyll Biotech is jointly controlled by its members, Miceli and Douglas McClain, Jr., and there is no agreement or arrangement among the two members of Argyll Biotech with respect to the voting or disposition of any securities of the Issuer owned by Argyll Biotech.

Argyll Biotech disposed of 400,000 shares of Common Stock of the Issuer for $2,000,000, or $5.00 per share, on March 13, 2008 in a privately negotiated transaction.  See Items 4 and 6.

Argyll Biotech disposed of an aggregate of 16,000 shares of Common Stock of the Issuer for $80,000 or $5.00 per share, on October 24, 2007 in two privately negotiated transactions.  In addition, on or about October 24, 2007, Argyll Biotech made an individual gift of 10,000 shares of Common Stock of the Issuer to a personal acquaintance of the beneficial owners for no consideration.  Argyll Biotech disposed of 5,333 shares of Common Stock of the Issuer for $39,997.50, or $7.50 per share, on November 1, 2007 in a privately negotiated transaction.

Argyll Biotech continues to own 145,363,798 shares of Common Stock of the Issuer.

(Page 4 of 10 Pages)

The Reporting Person is a 45% owner of Padmore Holdings, Ltd., a British Virgin Islands company (“Padmore”).  Padmore is jointly owned by Miceli, Douglas McClain, Jr. and Douglas McClain, Sr., whose interests are 45%, 45% and 10%, respectively.  Mr. Lynn Booker has nominal control over the voting and disposition of the Common Stock of the Issuer owned by Padmore subject to the interests of  the beneficial owners, which interests shall be determined exclusively by Miceli and Douglas McClain, Jr.

Padmore disposed of an aggregate of 210,000 shares of Common Stock of the Issuer to two individuals on November 29, 2007 as gifts for no consideration.

Padmore disposed of 200,000 shares of Common Stock of the Issuer to one individual on December 11, 2007 as a gift for no consideration.

Padmore disposed of an aggregate of 910,000 shares of Common Stock of the Issuer to three individuals on January 3, 2008 as gifts for no consideration.

Padmore disposed of an aggregate of 410,000 shares of Common Stock of the Issuer to two individuals/entities on February 4, 2008 as gifts for no consideration.

Padmore disposed of an aggregate of 322,000 shares of Common Stock of the Issuer to three individuals/entities on April 15, 2008 as gifts for no consideration.

Padmore disposed of an aggregate of 595,000 shares of Common Stock of the Issuer to five individuals on June 10, 2008 as gifts for no consideration.

Padmore disposed of 10,000 shares of Common Stock of the Issuer to one individual on June 24, 2008 as a gift for no consideration.

Padmore disposed of an aggregate of 51,500 shares of Common Stock of the Issuer to three individuals/entities on July 14, 2008 as gifts for no consideration.

Padmore disposed of an aggregate of 750,000 shares of Common Stock of the Issuer to three individuals/entities on July 25, 2008 as gifts for no consideration.

Padmore disposed of 30,000 shares of Common Stock of the Issuer to one individual on November 3, 2008 as a gift for no consideration.

Padmore disposed of 500,000 shares of Common Stock of the Issuer to one individual family member on  November 21, 2008 as a gift for no consideration.

Padmore disposed of 35,000 shares of Common Stock of the Issuer to one individual on  March 6, 2009 as a gift for no consideration.

Padmore transferred 15,000 shares of Common Stock of the Issuer on November 29, 2007, 50,000 shares of Common Stock of the Issuer on November 3, 2008 and 100,000 shares of Common Stock of the Issuer on December 22, 2008 to Bear Creek Advisors LLC or Bear Creek Capital LLC, consultants to the Issuer.

Padmore continues to own 13,880,550 shares of Common Stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

On November 13, 2007, Cuxhaven transferred title to and distributed 500,000 shares of Common Stock of the Issuer to Miceli, its beneficial owner, and 12,710,000 shares of Common Stock of the Issuer to Dona Miceli, Miceli’s wife, for no consideration. As a result, Cuxhaven no longer owns any shares of Common Stock of the Issuer. Miceli disclaims beneficial ownership of the shares held by his wife and this Amended Schedule 13D shall not be deemed an admission that Miceli is the beneficial owner of his wife’s shares for purposes of Section 16 or any other purpose.

Between June 30, 2009 and August 31, 2009, Miceli purchased an aggregate of 435,137 shares of Common Stock of the Issuer through Individual Retirement Account for prices ranging from $.05 per share to $.09 per share or an aggregate of $29,088.82.

(Page 5 of 10 Pages)

Argyll Equities disposed of 574,677 shares of Common Stock of the Issuer to a third party for approximately $2,384,909.50 (or $4.15 per share) in deemed value in a privately negotiated transaction on or about June 16, 2008 and effective as of September 17, 2008 which was in partial settlement of certain unrelated litigation.  Argyll retired 2,950,000 shares of Common Stock of the Issuer to the treasury of the Issuer for no consideration effective December 14, 2009 in partial settlement of certain unrelated litigation.  Argyll Equities continues to own 11,758,287 shares of Common Stock of the Issuer.  The Reporting Person is a 50% owner of Argyll Equities.

Argyll Biotech disposed of an aggregate of 16,000 shares of Common Stock of the Issuer for $80,000, or $5.00 per share, on October 24, 2007 in two privately negotiated transactions.  In addition, on or about October 24, 2007, Argyll Biotech made an individual gift of 10,000 shares of Common Stock of the Issuer to a personal acquaintance of the beneficial owners for no consideration. Argyll Biotech disposed of 5,333 shares of Common Stock of the Issuer for $39,997.50, or $7.50 per share, on November 1, 2007 in a privately negotiated transaction. On March 13, 2008, Argyll Biotech sold 400,000 shares of Common Stock for $2,000,000, or $5.00 per share, in a privately negotiated transaction.  See Item 6.

Between November 29, 2007 and September 16, 2009, Padmore disposed of an aggregate of 4,188,500 shares of Common Stock of the Issuer to friends, family and others as gifts for no consideration as described in Item 3.  Padmore continues to own 13,880,550 shares of Common Stock of the Issuer.  The Reporting Person has a 45% interest in Padmore.

As discussed in the above paragraphs of this Item 4, the Reporting Person, through his interests in Cuxhaven, Argyll Equities, Argyll Biotech and Padmore, made the following aggregate dispositions of Common Stock of the Issuer between October 24, 2007 and December 14, 2009 at the per share prices listed below:

Date	Number of Shares	Price Per Share	Aggregate Price

Cuxhaven:
11/13/2007	500,000 (1)	$0	$0
11/13/2007	12,710,000 (2)	$0	$0
Argyll Equities:
6/16/2008	574,677	$4.15	$2,384,909.50
12/14/09	2,950,000	$0	$0
Argyll Biotech:
10/24/2007	16,000	$5.00	$80,000
10/24/2007	10,000	$0 (gift)	$0 (gift)
11/1/2007	5,333	$7.50	$39,997.50
3/13/2008	400,000	$5.00	$2,000,000
Padmore:		all gifts:	all gifts:
11/29/2007	210,000	$0	$0
11/29/2007	15,000	$0	$0
12/11/2007	200,000	$0	$0
1/3/2008	910,000	$0	$0
2/4/2008	410,000	$0	$0
4/15/2008	322,000	$0	$0
6/10/2008	595,000	$0	$0
6/24/2008	10,000	$0	$0
7/14/2008	51,500	$0	$0
7/25/2008	750,000	$0	$0
11/3/2008	30,000	$0	$0
11/3/2008	50,000	$0	$0
11/21/2008	500,000	$0	$0
12/22/2008	100,000	$0	$0
3/6/2009	35,000	$0	$0
TOTAL	21,354,510		$4,504,907.00

(1)	These shares were distributed to Miceli personally from Cuxhaven.
(2)	These shares were distributed to Miceli’s wife from Cuxhaven.

(Page 6 of 10 Pages)

Between July 7, 2009 and July 18, 2009, Miceli purchased an aggregate of 138,000 shares of Common Stock of the Issuer through his personal 401(k) plan account for prices ranging from $.07 per share to $.95 per share or an aggregate of $12,005.

Date	Number of Shares	Price Per Share	Aggregate Price

7/7/2009	10,000	$0.07	$700
7/8/2009	21,500	$0.08	$1,720
7/8/2009	15,000	$0.09	$1,350
7/13/2009	10,000	$0.08	$800
7/14/2009	10,000	$0.095	$950
7/14/2009	10,000	$0.09	$900
7/15/2009	51,500	$0.09	$4,635
7/15/2009	10,000	$0.095	$950
TOTAL	138,000		$12,005

As discussed in the above paragraphs of this Item 4, the Reporting Person, through his Individual Retirement Account, made the following aggregate acquisitions of Common Stock of the Issuer between June 30, 2009 and August 31, 2009 at the per share prices listed below:

Date	Number of Shares	Price Per Share	Aggregate Price

6/30/2009	50,000	$0.07	$3,500
7/6/2009	2,857	$0.06	$171.42
7/10/2009	10,000	$0.09	$900
7/14/2009	30,000	$0.09	$2,700
7/20/2009	12,780	$0.08	$1,022.40
7/22/2009	50,000	$0.08	$4,000
7/22/2009	2,500	$0.07	$175
7/27/2009	50,000	$0.07	$3,500
7/28/2009	50,000	$0.07	$3,500
8/26/2009	77,000	$0.06	$4,620
8/31/2009	100,000	$0.05	$5,000
TOTAL	435,137		$29,088.82

(Page 7 of 10 Pages)

The Reporting Person is the indirect beneficial owner of 2,000,000 shares of Common Stock of the Issuer held by each of the Kaitlyn Miceli Trust, the Ryan Miceli Trust and the Steven Miceli Trust through his role as trustee of such trusts.

The Reporting Person has had numerous conversations with other stockholders of the Issuer who believe that a short position exists in the Issuer's stock. The Reporting Person and the other stockholders are considering ways to address the short position. Proposals have included a reverse stock split or retirement of most of the outstanding shares of the Issuer.

Although the Reporting Person has not formulated any definitive plans not heretofore disclosed or set forth herein, the Reporting Person may, from time to time directly or indirectly through the entities described in Item 3 or otherwise, acquire Common Stock of the Issuer or dispose of Common Stock of the Issuer through open-market or privately negotiated transactions or otherwise if and when deemed appropriate.  The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

Except as set forth in this Amended Schedule 13D, the Reporting Person does not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of this Amended Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The Reporting Person’s beneficial ownership is as follows:

(a)	Amount beneficially owned: 91,880,427.5 shares of Common Stock (1)
Percent of class: 34.34% based on 267,552,719 shares of Common Stock issued and outstanding

(b)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote - 1,073,137
(ii)	Shared power to vote or to direct the vote – 85,634,180*
(iii)	Sole power to dispose or to direct the disposition of – 1,073,137
(iv)	Shared power to dispose or to direct the disposition of – 85,634,180*

(c)
The information with respect to the acquisition and disposition of beneficial interest in the Common Stock of the Issuer by the Reporting Person, as set forth in Items 3 and 4, is hereby incorporated by reference.

(d)	Not applicable.

(e)	Not applicable.
_________________
* Mr. Lynn Booker has the power to vote and dispose of, or direct the vote or disposition of, 13,880,550 shares of Common Stock of the Issuer owned by Padmore Holdings, Ltd., in which the Reporting Person has a 45% interest.
(1) Does not include 12,710,000 shares held by the Reporting Person’s wife as to which shares the Reporting Person disclaims beneficial ownership.

(Page 8 of 10 Pages)

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to a Stock Purchase and Option Agreement dated March 13, 2008 (the “Closing Date”) between Argyll Biotech and Myron W. Wentz, Ph.D. (the “Stock Purchase Agreement”), Dr. Wentz purchased, for $2,000,000, 400,000 shares of the Issuer’s Common Stock, subject to adjustment. The Stock Purchase Agreement provided that if the closing price of the Issuer’s Common Stock on the principal exchange on which it is traded did not equal or exceed US$5.00 per share on the one year anniversary of the Closing Date (or the next business day if the one year anniversary of the Closing Date does not fall on a business day), Argyll Biotech would deliver to Dr. Wentz a certificate or certificates evidencing such additional number of shares of Common Stock of the Issuer (the “Make Whole Shares”) determined by dividing $2,000,000 by the closing price of the Issuer’s Common Stock on the principal exchange on which it is traded on the one year anniversary of the Closing Date and subtracting from such amount 400,000 (the number of Shares purchased on the Closing Date).   The closing price of the Issuer’s Common Stock on the OTC Bulletin Board on March 13, 2009 was $0.13 per share.  As a result, Argyll became obligated to issue 14,984,615 Make Whole Shares to Dr. Wentz for no additional consideration pursuant to a First Amendment to Stock Purchase and Option Agreement, effective as of March 20, 2009, between the parties. The transfer and delivery of the Make Whole Shares is the subject of a lawsuit filed on August 25, 2009 by Dr.Wentz in the United States District Court for the Southern District of California (the "California Disctrict Court") that names as defendants Argyll Biotech, the Issuer and Does 1-10.  On February 1, 2010, a default judgment was entered in the California District Court in favor of Dr. Wentz against (1) the Issuer in the amount of $1,948,000 plus post-judgment interest in accordance with the law and (2) Argyll Biotech in the amount of $1,948,000 plus post-judgment interest in accordance with the law plus attorneys fees in the amount of $49,601.

In addition, on March 13, 2008, pursuant to the Stock Purchase Agreement, Argyll Biotech granted to Dr. Wentz an option to purchase up to 800,000 shares of the Issuer’s Common Stock from it for an exercise price of $6.00 per share on or before March 13, 2011.  In addition, pursuant to a Second Amendment to Stock Purchase and Option Agreement, effective as of April 20, 2009, between the parties, Argyll Biotech increased the March 2008 grant to Dr. Wentz of four annual options to purchase shares of the Issuer’s Common Stock from 100,000 shares to 200,000 each for exercise prices of $2.50, $3.50, $4.50 and $5.50 per share, effective as of the Closing Date, the first anniversary of the Closing Date, the second anniversary of the Closing Date and the third anniversary of the Closing Date, respectively, expiring on the tenth anniversary of the date of grant.

Also, in the Stock Purchase Agreement, Argyll Biotech previously agreed to nominate and/or cause Dr. Wentz (or his designee) to be elected to the Issuer’s Board of Directors at each annual meeting of stockholders for so long as Dr. Wentz owns at least 200,000 shares of the Issuer’s Common Stock and Argyll Biotech agreed to vote all, or cause (to the extent within its control) to be voted all, shares of the Issuer’s Common Stock owned or controlled by Argyll Biotech, directly or indirectly, to be voted to elect Dr. Wentz or his designee to serve on the Issuer’s Board of Directors for so long as Dr. Wentz owns at least 200,000 shares of the Issuer’s Common Stock.  Dr. Wentz agreed to serve on the Issuer’s Board of Directors if elected.  Dr. Wentz resigned from the Company’s Board of Directors after the close of business on March 16, 2009 effective March 13, 2009.  On April 15, 2009, representatives of Dr. Wentz notified representatives of Argyll Biotech and the Issuer that Dr. Wentz does not intend to immediately name a designee to the Issuer’s Board of Directors but reserves his right to do so at a later date.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

Reference is made to Exhibit A, B and C to Argyll Biotech’s Schedule 13D for copies of the Stock Purchase Agreement and the First and Second Amendments thereto.

(Page 9 of 10 Pages)

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amended Schedule 13D is true, complete and correct.

Dated: March 31, 2010

	By:	/s/ James T. Miceli
Name: James T. Miceli

(Page 10 of 10 Pages)